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UNITED STATES
SECURITIES AND EXCHANGE
COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Lyris, Inc. (LYRI.OB)
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

46622H 10 3
(CUSIP Number)

James A. Urry
PO Box 242
Locust Valley, NY 11560
212-752-6261

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 20, 2011
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 4662HH 10 3

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)
Meudon Investments/56-2306103

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
New York

	7.	Sole Voting Power
10,060,606

Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
0

	9.	Sole Dispositive Power
10,060,606

	10.	Shared Dispositive Power
0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
10,060,606

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
8.3%

14.	Type of Reporting Person (See Instructions)
PN

CUSIP No. 4662HH 10 3

1.	Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)
James A. Urry

2.	Check the Appropriate Box if a Member of a Group (See Instructions)

	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions)
WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization
United States of America

	7.	Sole Voting Power
10,060,606

Number of Shares Beneficially Owned by Each Reporting Person With	8.	Shared Voting Power
0

	9.	Sole Dispositive Power
10,060,606

	10.	Shared Dispositive Power
0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person
10,060,606

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11)
8.3%

14.	Type of Reporting Person (See Instructions)
IN

This Amendment No. 2 to Schedule 13D amends and supplements Item 3-6 in the Schedule 13D initially filed on April 22, 2010 by James A. Urry and subsequently amended on August 27, 2011 with respect to the common stock, par value $0.01 per share of Lyris, Inc. par value $0.01 per share (the “Common Stock”) of Lyris, Inc. (the “Issuer”).

Item 3. Source and Amount of Funds or Other Consideration

On May 20, 2011, Meudon Investments directly acquired 2,500,000 shares of the Issuer’s Common Stock in a private transaction at a purchase price of $0.24 per share (the “Purchase”). The aggregate purchase price of $600,000 was paid from the working capital funds of Meudon Investments. Mr. Urry has sole voting an dispositive power of such shares held by Meudon Investments.

Item 4. Purpose of Transaction

The Purchase is for investment purposes only. Neither Mr. Urry nor Meudon Investments has any plans or proposals which relate to or would result in any of the actions described in items (a) through (j) of Item 4 of Schedule 13D with respect to the shares purchased in this transaction

Item 5. Interest in Securities of the Issuer

(a)-(b) Meudon Investments owns a total of 10,060,606 shares of the Common Stock of the Issuer. Mr. Urry has sole voting and dispositive power over all of the common stock owned by Meudon Investments and may therefore be deemed to beneficially own in the aggregate 10,060,606 shares of Common Stock of the Issuer, representing approximately 8.3% of the outstanding shares of Common Stock of the Issuer.

(c) Reference is made to Item 3.

(d)-(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None

Item 7. Material to Be Filed as Exhibits

Exhibit A: Joint Filing Statement as required by Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, filed as Exhibit 99.1 to the Schedule 13D filed by James A. Urry and Meudon Investments on April 22, 2010, and incorporated herein by reference.

SIGNATURE

    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 7, 2011	/s/ James A. Urry
James A. Urry

Meudon Investments

Dated: June 7, 2011	By: /s/ James A. Urry
James A. Urry
General Partner